SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
APRIL 18, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:

Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:

No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:

No:

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:

No:

Enclosures:
ANGLOGOLD ASHANTI ANNOUNCES A TWO-WEEK EXTENSION TO THE
TRANS-SIBERIAN GOLD SUBSCRIPTION AGREEMENT

Queries

South
Africa                            Tel: Mobile E-mail:
Richard Duffy +27 (0) 11 637 6246
rduffy@AnglogoldAshanti.com
Michael Clements +27 (0) 11 637 6647 +27 (0) 82 339 3890
mclements@AngloGoldAshanti.com
Shelagh Blackman +27 (0) 11 637 6379 +27 (0) 83 308 2471
skblackman@AngloGoldAshanti.com

Ghana
John Owusu
+233 (21) 778 168 +233 (24) 322 026
john.owusu@ashantigold.com

USA
Charles Carter Toll Free 800 417 9255 + 1 212 750 7999
cecarter@AngloGoldAshanti.com

Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
AGA41.05

18 April 2005
TW0-WEEK EXTENSION TO TRANS-SIBERIAN GOLD SUBSCRIPTION AGREEMENT

On 23 December 2004, AngloGold Ashanti Limited (“AGA”) announced that the deadline for the second subscription for new ordinary shares in Trans-Siberian Gold plc (“TSG”) had been extended to
15 April 2005 and that the second subscription would no longer be conditional on TSG entering a binding agreement to implement project financing for the Asacha gold mine development in
Kamchatka, far east Russia. Instead, TSG and AGA agreed that the second subscription would be conditional on a revised implementation plan and financing plan for the Asacha project being unanimously agreed by the TSG Board and any regulatory filings in the Russian Federation necessary for the revised implementation plan having been made.
Whilst good progress has been made in satisfying the conditions to the second subscription, certain issues remain outstanding and in order to allow for their resolution the deadline for the second subscription has been extended until 29 April 2005.

ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date APRIL 18, 2005
By: /s/ C R BULL
Name: C R Bull
Title:    Company Secretary